Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-194256 and 333-196437

Free Writing Prospectus dated July 15, 2014

Fantex, Inc.

Beginning on July 10, 2014, two emails were exchanged between Fantex, Inc. (referred to in this filing as “we,” “us” or the “Company”) and Janek Boski from Ivey Business Review (together, the “Emails”). The Emails reference the initial public offering  of the Fantex Series Vernon Davis Convertible Tracking Stock (such stock, “Fantex Series Vernon Davis” and such offering, the “Vernon Davis Offering”). In addition, the Company is conducting initial public offerings of the Fantex Series EJ Manuel Convertible Tracking Stock (“Fantex Series EJ Manuel”) and Fantex Series Mohamed Sanu Convertible Tracking Stock (“Fantex Series Mohamed Sanu,” and together with Fantex Series EJ Manuel and Fantex Series Vernon Davis, the “Tracking Stocks”) of the Company (the “EJ Manuel Offering” and the “Mohamed Sanu Offering,” respectively, and together with the Vernon Davis Offering, the “Offerings”). The Offerings are covered by the Registration Statements on Form S-1 (File Nos. 333-194256, 333-196437 and 333-192476,  respectively), as amended (the “EJ Manuel Registration Statement,”  the “Mohamed Sanu Registration Statement” and the “Vernon Davis Registration Statement,” respectively, and collectively, the “Registration Statements”), that we have filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Emails include certain statements made by Cornell “Buck” French, the Chief Executive Officer of the Company. However, and as described further below under “Corrections and Clarifications,” the Emails contain certain inconsistencies with the information contained in the Registration Statements.

The emails attached as Annex A were exchanged between the Company and Janek Boski of Ivey Business Review on July 10, 2014 and July 12, 2014.

You should consider statements in the Emails or contained herein only after carefully evaluating all of the information in the Company’s Registration Statements and the other documents incorporated by reference into the Registration Statements.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

•                  In the Emails, Janek Boski references the “Vernon Davis IPO,” “IPOing athletes” and “IPOing humans,” and Cornell “Buck” French states, “To be clear, Fantex is not IPOing athletes. We offer stocks linked to the cash flows of an athlete’s brand.” Mr. French also states that “[the Company] is not IPOing humans.” The Company clarifies that holders of shares of the Tracking Stocks will have no direct investment in the associated athlete, brand or brand contract.  An investment in a Tracking Stock will represent an ownership interest in the Company. The Company’s Tracking Stocks are intended to track and reflect the value and performance of an athlete’s brand. Holders of shares of the Company’s Fantex Series Vernon Davis have no direct investment in Vernon Davis, his brand or the Brand Agreement effective as of October 30, 2013, by and between Vernon Davis, The Duke Marketing LLC and the Company. An investment in Fantex Series Vernon Davis represents an ownership interest in the Company. The Company’s Fantex Series Vernon Davis is intended to track and reflect the value and performance of Mr. Davis’s brand.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the Offerings, future brand income under the Company’s brand contracts, results of operations, expectations for the use of the net proceeds from the Offerings, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company, Vernon Davis, EJ Manuel or Mohamed Sanu. The Company generally identifies forward-looking statements by words such as “foresee,” “will,” “intention,” “may,” “will,” “would,” “should” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectuses in the respective registration statements and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you these prospectuses if requested by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Emails dated July 10, 2014 and July 12, 2014 between Fantex, Inc. and Janek Boski of Ivey Business Review

Publication: Ivey Business Review

Reporter: Janek Boski

Date: 7/12/14

Email (from Janek Boski, Ivey Business Review to Aaron Bensoua, FP)

Date: 7/10/14

Time: 12:57 PM ET

Hi Aaron, not a problem I lost track of time myself so my appologies. In terms of questions, I did have a few more that I would like to include include in the final product so if it is possible I would definitely appreciate if Buck could touch on the following:

 1) How have sponsors reacted to the Vernon Davis IPO? Do you think there may be hesitation from sponsors to endorse him in the future or perhaps is there even room for this to enhance his marketability?

2)  As Fantex is opening up a new market for IPOing athletes, who would you say are your closest competitors right now that you need to watch out for? Are there any barriers other than you being a first mover?

3)  With the emergence of independently signed artists such as Macklemore, is the logical next step to enter into music to compete with some of these big labels that arguably haven’t adapted to the advent of social media and changing dynamic in the industry?

Finally, as part of the importance of ethics within our business school, I was asked to include a question in that realm, so:

4) Do you foresee any regulations in the near future regarding the practice of IPOing humans for their valuable skills, where is the line drawn?

Thanks again for setting this up and I will make sure to update you along the way and present you with the final product.

Best,

Janek

Email (from Aaron Bensoua, FP to Janek Boski, Ivey Business Review)

Date: 7/12/14

Time: 11:49 AM ET

Hi Janek,

Hope all is well! Here are the responses to your questions from Buck French. Let us know if we can do anything else for you!

1) How have sponsors reacted to the Vernon Davis IPO? Do you think there may be hesitation from sponsors to endorse him in the future or perhaps is there even room for this to enhance his marketability?

[Response from Cornell “Buck” French, Chief Executive Officer of Fantex, Inc.:] It’s one thing to have fans and another to have those fans as well as advocates who can potentially participate in the income stream created by an athlete’s brand. I can’t speculate as to how sponsors generally might view an athlete on the Fantex platform versus one who is not. Certainly some specific advertisers we’ve spoken to are intrigued by this, and it seems natural that most wouldn’t characterize an owner-advocate model as a negative.

2)  As Fantex is opening up a new market for IPOing athletes, who would you say are your closest competitors right now that you need to watch out for? Are there any barriers other than you being a first mover?

[Response from Mr. French:] To be clear, Fantex is not IPOing athletes. We offer stocks linked to the cash flows of an athlete’s brand. To our knowledge, there’s nobody who has attempted to do what we’re doing. In fact, because it’s so new, the largest barriers we currently face are awareness and familiarity.

3)  With the emergence of independently signed artists such as Macklemore, is the logical next step to enter into music is competing with some of these big labels that arguably haven’t adapted to the advent of social media and changing dynamic in the industry?

[Response from Mr. French:] We’ve stated our intention to expand into the entertainment space, including music. Again, we see Fantex’s role as less about being a new kind of agent and more as being a brand builder in the space. Macklemore is a talented musician, but unless he’s the next Paul McCartney his music career will eventually end. The interesting question is — outside the music — what does Macklemore’s brand stand for and how can we create as many advocates as possible?

4) Do you foresee any regulations in the near future regarding the practice of IPOing humans for their valuable skills, where is the line drawn?

[Response from Mr. French:] Only the future will tell what regulators may or may not do. However, as we’re not IPOing humans, but rather selling stocks linked to the cash from a contract between Fantex and an athlete, any future regulation around “Human IPOs” would likely not apply to our business.

Best,

Aaron

Fantex, Inc. has filed registration statements (including a prospectuses) with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. View the Fantex EJ Manuel prospectus at https://fantex.com/fantex-ej-manuel-461919/prospectus. View the Fantex Mohamed Sanu prospectus at https://fantex.com/fantex-mohamed-sanu-494313/prospectus.  This e-mail will be publically filed with the SEC.

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